

May 8, 2015

<u>Via E-Mail</u>
Mr. Jack Stuart
Chief Executive Officer and President
New Fuel Systems Inc.
5641 201 Street, Unit 210
Langley, British Columbia, Canada VCA 8A4

> **Re:** **New Fuel Systems Inc.**
> **Amendment 1 to Registration Statement on Form F-1**
> **Filed April 27, 2015**
> **File No. 333-202030**

Dear Mr. Stuart:

We reviewed the above-captioned filing and have the following comments.

<u>Registration Statement's Facing Page</u>

1. Since the securities being registered are to be offered in reliance on Rule 415 under the Securities Act, please check the Rule 415 box.

<u>General</u>

2. We note this added disclosure in Note 1 to the financial statements: "The ability of the Company to carry out its business objectives [is] dependent on the Company's ability …to identify, evaluate and negotiate an acquisition of, a participation in, or an investment of an interest…" This and other disclosures throughout the registration statement suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419. Additionally, revise the risk factors section and the "Plan of Operation" subsection on page 13 to include a discussion of the cited information in Note 1 to the financial statements.

<u>Our Business, page 6; Company Background, page 21</u>

3. Refer to comment 10 in our letter dated March 10, 2015. Please disclose here that your two subsidiaries have been inactive since incorporation.

Plan of Operations, page 13

4. Refer to comments 8 and 9 in our letter dated March 10, 2015. Please expand the disclosure on the special private placement agreement filed as exhibit 10.1 to the registration statement to summarize its principal provisions, including:

*   The name of the purchaser as specified in the agreement's preamble.

*   The three year term or duration of the commitment period as specified in section 2.1(b) of the agreement.

*   The limitation on the purchaser's obligation to subscribe for shares as specified in section 2.1(d) of the agreement.

*   The ability of the purchaser to terminate the agreement if you issue or sell any equity securities or securities convertible into or exchangeable for equity securities or enter into any other equity financing facility during the commitment period as specified in section 8(a)(iv) of the agreement.

Additionally, please provide appropriate risk factor disclosure relating to the provisions noted above in the third and fourth bullet points.

Business Strategy, page 21

5. Notwithstanding the representation made in response to comment 14 in our March 10, 2015 letter that you deleted the reference to "several outlets of plastic supply" because no contracts have been signed, you did not delete the reference. Please revise.

6. In footnote (1) on page 22, please identify the manufacturers of the plastic to oil technology that you intend to purchase for the operation of your plants.

Economics, page 23

7. Refer to comment 12 in our letter dated March 10, 2015. Please provide further support for the statement in the first paragraph that "plastic-to-fuel is competitive to traditionally-derived fuel, even if the price of crude oil drops."

8. Refer to comment 16 in our letter dated March 10, 2015. Please revise the disclosure in the fourth paragraph to change "letter of engagement" to "letter of intent" to conform to the caption of exhibit 10.2 in the exhibit table. Additionally, please clarify what the binding status of the letter of intent is under applicable law.

Plastic Market Assessments, page 25

9. It appears that you rounded some data in the revised table. If true, so indicate.

10. Refer to comment 11 in our letter dated March 10, 2015. You continue to suggest or imply that you are a fully operational company rather than a development stage company. For example, note the statements that "Out of these difficult to recycle plastics…all can be processed with ease in the New Fuel Systems' 'plastic to oil' plant," and "New Fuel Systems plants strategically placed close to these facilities significantly reduces space required to handle recyclable material as well as saving significant landfill space." Please ensure that you convey adequately your status as a development stage company rather than as a fully operational company throughout the entire registration statement, particularly in the business section.

11. Refer to comment 19 in our letter dated March 10, 2015. You continue to indicate that several plastic brokers exist in your initial target market that would be "able and willing" to direct plastic waste to you. Please clarify whether you have entered into any agreements with those brokers, and, if so, advise what consideration you have given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Competition, page 29

12. Refer to comment 20 in our letter dated March 10, 2015. Revised disclosure indicates that you intend to market your product also to industries that consume high volumes of oil and/or diesel. Clarify whether your product will require additional refining to market it to industries that consume high volumes of oil and/or diesel.

Intellectual Property, page 29

13. Refer to comment 21 in our letter dated March 10, 2015. Revised disclosure indicates that you determined that a pilot plant is necessary to determine whether the technology is commercially viable in your market place. Clarify whether you have conducted an economic feasibility analysis for your pilot plant and business.

Related Party Transaction, page 29; Properties, page 29; Executive Compensation, page 33

14. Disclosures on page 29 that you pay Hartlin Management Services a management fee of $8,000 per month and rent of $1,100 per month are inconsistent with disclosure on page 33 that you pay Hartlin Management Services $8,000 per month for rent and management services. Please reconcile the disclosures.

Employees, page 29; Management, page 30

15. Disclosure on page 29 that you have a chief executive officer and a chief financial officer and have no other employees appears inconsistent with disclosure on page 30 that you have also an administrative manager, a vice president, marketing/operations, and a vice president, corporate communications. Please reconcile the disclosures. As appropriate, revise also the biographical paragraphs of those three individuals.

Management, page 30

16. Please disclose in the biographical paragraph of Mr. Douglas R. Myrdal the date on which he was appointed your chief financial officer. We note the response to comment 25 in our March 10, 2015 letter.

Executive Compensation, page 33

17. Revise the paragraph before the summary compensation table to indicate that the table reflects compensation for the years ended December 31, 2014, 2013, and 2012.

18. By footnote or otherwise, disclose the date on which Ms. Karen Hartlin resigned as your chief financial officer. We note the response to comment 25 in our letter dated March 10, 2015.

Voting Securities and Principal Holders, page 33

19. It appears that footnote (4) to the table should include footnote (6). Please revise.

Selling Stockholders, page 34

20. Please refer to comment 33 in our letter dated March 10, 2015 letter and disclose the date or dates on which each selling stockholder acquired the shares of common stock being offered for resale.

21. Footnote (1) to the table indicates that the selling stockholders are controlled by an executive officer, Ms. Karen Hartlin. Since Ms. Hartlin resigned as your chief financial officer on April 13, 2015, it is unclear whether she remains an executive officer. Please revise or advise.

22. It is unclear to which selling stockholder footnote (21) to the table relates. Please revise.

Exhibit 10.1

23. It does not appear as though you filed the attachments to the exhibit. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) for excluding attachments to an exhibit. Please refile the exhibit with all attachments.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Gary R. Henrie, Esq.
        486 West 1360 N
        American Fork, UT 84003